UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Conseco, Inc.
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

     208464883
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

               February 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSONS Paulson & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,455,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,455,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,455,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSONS Paulson Advantage Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,640,931
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,640,931
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,640,931
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSONS Paulson Advantage Plus Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,014,501
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,014,501
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,014,501
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSONS Paulson Advantage Select Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 99,568
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 99,568
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,568
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSONS Paulson Recovery Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,700,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,700,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,700,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSONS John Paulson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,455,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,455,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,455,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

This Amendment No. 1 is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of Conseco, Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of February 19, 2010 and amends and supplements the Schedule 13D filed originally on November 23, 2009 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are:

•	Paulson & Co. Inc. (“Paulson & Co.”);
•	Paulson Advantage Master Ltd.;
•	Paulson Advantage Plus Master Ltd.;
•	Paulson Advantage Select Master Fund Ltd.;
•	Paulson Recovery Master Fund Ltd.; and
•	John Paulson

Collectively, the Reporting Persons beneficially own 24,455,000 shares of Common Stock representing 9.7% of the outstanding shares of Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented by the following:

The consideration for the purchase of the Additional Shares (as defined below) was derived from available capital of the investment funds managed by Paulson. A total of $21,161,250 was paid to acquire such Additional Shares.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On December 17, 2009, the Reporting Persons acquired an aggregate of 4,455,000 shares of Common Stock (the “Additional Shares”) from the Issuer pursuant to the Reporting Persons’ preemptive rights under the Investor Rights Agreement.

On February 2, 2010, Charles Murphy, an employee of Paulson & Co., was appointed to the Board of Directors of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a-b) Collectively, the Reporting Persons beneficially own 24,455,000 shares of Common Stock representing 9.7% of the outstanding shares of Common Stock.

I. Paulson & Co.

(a) Amount beneficially owned: 24,455,000
(b) Percent of Class: 9.7%
(c) Number of shares of Common Stock as to which Paulson & Co. has:

 (i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 24,455,000 (See Note 1 below)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 24,455,000 (See Note 1 below)

II. Advantage Master
(a) Amount beneficially owned: 4,640,931
            (b) Percent of class: 1.8%
            (c) Number of shares of Common Stock as to which Advantage Master has:

 (i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 4,640,931 (See Note 1 below)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 4,640,931 (See Note 1 below)

III. Advantage Plus Master
(a) Amount beneficially owned: 10,014,501
            (b) Percent of class: 4.0%
            (c) Number of shares of Common Stock as to which Advantage Plus Master has:

 (i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 10,014,501 (See Note 1 below)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 10,014,501 (See Note 1 below)

IV. Select Master
(a) Amount beneficially owned: 99,568
            (b) Percent of class: Less than 0.1%
            (c) Number of shares of Common Stock as to which Select Master has:

 (i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 99,568 (See Note 1 below)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 99,568 (See Note 1 below)

V. Recovery Master
(a) Amount beneficially owned: 9,700,000
            (b) Percent of class: 3.9%

             (c) Number of shares of Common Stock as to which Recovery Master has:

 (i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 9,700,000 (See Note 1 below)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 9,700,000 (See Note 1 below)

VI. John Paulson
(a) Amount beneficially owned: 24,455,000
(b) Percent of Class: 9.7%
(c) Number of shares of Common Stock as to which John Paulson has:

 (i)  Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 24,455,000 (See Note 1 below)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 24,455,000 (See Note 1 below)

Note 1:  Each of Advantage Master, Advantage Plus Master, Select Master and Recovery Master may be deemed to have with Paulson & Co. and John Paulson shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

(c)  A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Exhibit 1.

(d)  Not applicable.

(e)  Not applicable.

Item 7.  Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days

Exhibit 2: Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2010

PAULSON & CO. INC.

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title:   General Counsel &
           Chief Compliance Officer

PAULSON ADVANTAGE MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title:   General Counsel &
           Chief Compliance Officer

PAULSON ADVANTAGE PLUS MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title:   General Counsel &
           Chief Compliance Officer

PAULSON ADVANTAGE SELECT MASTER FUND LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title:   General Counsel &
           Chief Compliance Officer

PAULSON RECOVERY MASTER FUND LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Name: Stuart L. Merzer
Title:   General Counsel &
           Chief Compliance Officer

/s/ Stuart L. Merzer
     Stuart L. Merzer, as Attorney-in-Fact
For John Paulson

EXHIBIT 1
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Other than the transactions reported in this Schedule 13D, no transactions with respect to securities of the Issuer were effected by the Reporting Persons within the past sixty days.

EXHIBIT 2
POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints Stuart Merzer as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the 1934 Act or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of October 29, 2008.

/s/ John Paulson
John Paulson

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK, COUNTY OF NEW YORK ss.:

On October 29, 2008, before me, the undersigned personally appeared, John Paulson, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.
/s/ Marsha Rojas
 (signature and office of individual taking acknowledgement)

[Notary Stamp and Seal]